Mail Stop 6010	February 8, 2006

Mr. Thomas B. King
President And Chief Executive Officer
Alexza Pharmaceuticals, Inc.
1020 East Meadow Circle
Palo Alto, California 94303

Re:	Alexza Pharmaceuticals, Inc.
      Amendment No. 1 to Registration Statement on Form S-1, file no.
333-130644
Filed January 24, 2006

Dear Mr. King:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary
1. We note your response to comment 6. However, your disclosure is still unclear. Your disclosure states that you are creating proprietary products by combining small molecule drugs that have been in use for many years with your staccato system. This implies that the drugs are the same as the drugs that have been used for many years. Your response to comment 5 states that you are creating aerosolized forms of drugs. If accurate, please revise to clarify that you are creating aerosolized forms of drugs using active pharmaceutical ingredients that have been used for many years and that you are using these aerosolized forms with your staccato system.
2. We note your response to comment 7. The difference between acute treatment of associated panic disorders and the management of anxiety disorder and the short term relief of the symptoms of anxiety is not clear from your revised disclosure. Please explain.
3. We note your response to comment 9. It appears that you have taken one study and concluded that it is representative of the entire population of patients with cancer pain. Please revise to cite to the study and to clarify that it is one study conducted over a three month period.
4. We note your response to comment 11. The discussion of the risks and obstacles you must address in implementing your strategy should be presented in a manner as prominent as the discussion of your strategy, please revise to include a heading to precede the discussion. Additionally, include disclosure that you do not expect any of your product candidates to be available before 2011, if at all.

Risk Factors

Competition in the pharmaceutical industry is intense..., page 20
5. We note the statement in your response to comment 18 that you are unaware of any companies developing a deep lung inhalation system for small molecule drugs. However, this appears to contradict the disclosure on page 19 which states that you are aware of a biopharmaceutical company that claims a method of making a vapor medicament and that if that party were to receive a patent you may require a license from that party. Please revise or advise.

If we are unable to establish sales and marketing capabilities
....,
page 20
6. We note your response to comment 19. Please revise your disclosure to clarify that you do not expect to establish a sales and marketing organization until at least 2010.

If we lose our key personnel or are unable to attract and retain additional personnel ..., page 21
7. Please revise to disclose your change of control agreements.

Use of Proceeds, page 31
8. We note your response to comment 27. However, our comment is reissued. Please revise to clarify the amount you expect to spend on the development of each product candidate and the stage of development you reasonably expect to achieve using these proceeds. Additionally, if you anticipate that you will need to use other sources of funding to accomplish these objectives, provide this information here. You may qualify this disclosure by explaining that the actual costs and timing of clinical trials may change depending on such factors as results of preclinical trials, earlier clinical trials, etc.

Management`s Discussion and Analysis, page 38
Critical Accounting Estimates and Judgments, page 40
Stock-Based Compensation, page 41
9. Please include a through discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price once determined.

Development Status, page 55
10. We note your response to comment 39. However, you have not provided sufficient information for a reader to understand the significance of a p value less than 0.05. Please provide further explanation.
11. We note your responses to comments 40, 41 and 42. The difference between the intent to treat population and the treatment received population is still difficult to understand. This results in the graph on page 56 being difficult to understand. Are the two populations from different clinical trials or was there one clinical trial that was analyzed using two different techniques? Please provide further explanation.

Financial Statements

Note 2. Summary of Significant Accounting Policies
Stock-based compensation, F-16
12. Refer to your response to our comment 32. Please provide the table included in your response in the financial statements. Also include in the table or in a separate table equity instruments granted to non-employees.

Note 12. Warrants, page F-33
13. Refer to your responses to comments 51, 52, and 53. Since there are registration rights, it appears that the warrants should be classified as a liability since the rights are outside of the control of the registrant. We do not believe it is appropriate to assess the probability of a demand for registration occurring in determining whether or not a liability needs to be recorded. Thus we repeat our initial comments as follows:
* Please discuss the registration rights agreement in the footnotes and clearly outline its requirements and any related damages that may be incurred. Discuss the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of any options to have such damages settled in shares.
* Please tell us why you do not believe your warrants meet the criteria of a derivative in SFAS 133. Refer to DIG A17 which states that net share settlement of a warrant meets the third criteria in paragraph 6c of SFAS 133. Clarify to us why you believe equity classification is appropriate for your warrants.

Note 17. Subsequent Events, page F-37
Officer Notes Receivable, page F-37
14. Refer to your response to our comment 54. Please include disclosure that indicates the reclassification of accrued stock compensation expense to additional paid-in-capital on the balance sheet upon settlement. Also, please clarify what you mean by "the Company expects to increase the aggregate exercise prices of options to purchase our common stock held by these officers in an amount equal to the amounts of the loans and related taxes". Clarify the intended accounting treatment of that transaction.


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	James C. T. Linfield, Esq.
	Brent D. Fassett, Esq.
	Cooley Godward LLP
	380 Interlocken Crescent, #900
	Broomfield, Colorado 80021

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Mr. Thomas B. King
February 8, 2006
Page 1